Room 4561

June 8, 2007

Charles C. Pope
Chief Financial Officer
Seagate Technology
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands

Re: Seagate Technology
        Form 10-K for the fiscal year ended June 30, 2006
        Filed September 11, 2006
        File No. 001-31560

Dear Mr. Pope:

        We have reviewed your response letter dated May 08, 2007, and have the following comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed September 11, 2006

Notes to Consolidated Financial Statements

Note 9. Repurchase of Equity Securities, page 24

1.   We note your response to prior comment No. 7 of our letter dated March 30, 2007 which states that you believe the prepaid forward contracts do not meet the definition of a derivative pursuant to SFAS 133 as there is no underlying and there is significant initial investment. Based on your response, it appears you have concluded that the agreements do not meet the definition of a freestanding derivative. However, based on the guidance of paragraph 12 of SFAS 133, Derivatives Implementation Guide ("DIG") Issue A1 and Question 2 of DIG Issue A11 it appears that the forward contract is an embedded derivative that you should separate from the debt host. In this respect, the embedded derivative does not appear to have initial net investment

pursuant to the guidance of paragraph 12(c) of SFAS 133 and DIG Issue A1. Further, the embedded derivative appears to have an underlying, namely the price of your equity, pursuant to the guidance in Question 2 of DIG Issue A11. If you agree that your forward contracts are embedded derivatives that meet the criteria of paragraph 12 of SFAS 133 to be separated from the host contract, explain how the embedded derivative meets the scope exception of paragraph 11(a) of SFAS 133 or revise to separately account for the forward contract as a derivative. Please provide us with a complete analysis of EITF 00-19 and EITF 01-6 which supports your conclusion.

2.   Your response states, in part, that "the contract requires settlement by the counterparty delivering to the Company shares except in very limited situations that are outside the control of both the Company and the counterparty." Please describe all of the situations where share settlement would not be required. Please clarify whether there are any circumstances where the contract might net cash settle which is outside of your control.

3.   Please tell us how you treat the prepaid forward contract for purposes of computing diluted EPS. Please clarify how your accounting complies with paragraphs 11 and 12 of SFAS 128 and related interpretations.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please call Morgan Youngwood at (202) 551-3479 or Chris White at (202) 551-3461 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief